PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, June 28, 2004

SEQUOIA SHAREHOLDERS APPROVE MERGER

Cambior Inc. is pleased to announce that the shareholders of Sequoia Minerals Inc. ("Sequoia") approved the merger transaction by a majority vote of 99.6% at their Annual and Special Meeting held today in Quebec City. More than 50% of Sequoia's shareholders exercised their right to vote with regards to the transaction and it is expected that the merger will take effect on July 2, 2004. As a result of this transaction, Sequoia will become a wholly-owned subsidiary of Cambior and, consequently, Cambior will acquire the 50% interest in the Niobec mine currently held by Sequoia and assume operation of the mine. At the close of the transaction, Cambior will hold 100% of the Niobec mine and the common shares of Sequoia will be delisted from the Toronto Stock Exchange shortly thereafter.

Sequoia shareholders will receive, shortly after the date the merger occurs and as per their selections, cash consideration of Cdn $0.60 for each share of Sequoia or one Cambior share for each 6.3 Sequoia shares. The three debenture holders (Capital d'Amérique CDPQ inc., Fonds de solidarité des travailleurs du Québec and SGF Mines inc.) have advised the Company that they will convert their debentures into 41.6 million common shares of Sequoia and will take the cash consideration under the terms of the merger agreement. According to the instructions received from the shareholders on June 25, 2004, Cambior will make cash payments totaling Cdn $55.2 million and issue approximately 2.2 million common shares, thereby increasing the number of Cambior common shares outstanding from 241.9 million to 244.1 million. Shareholders who had not yet signified their right to receive cash by June 25, 2004 will receive their Cambior common shares as per the agreed upon ratio.

Louis P. Gignac, President and Chief Executive Officer of Cambior, stated, "This is a very successful transaction and conforms with our growth strategy. We have been involved with this asset for more than 17 years and it is a solid generator of cash flow. The Niobec mine is an excellent complement for our gold operations. We intend to put in place our innovation and continuous improvement program at this operation during the second half of the year and gradually increase its asset value over time".

Niobec Mine

The Niobec mine has been in operation since 1976. The milling capacity of the mine is 3,500 tonnes per day. The current proven and probable mineral reserves of the mine (100%) are estimated at 22.6 million tonnes at a average grade of 0.65 % Nb205 and should provide at least 15 years of mine life at the current mining rate. The pyrochlore concentrate produced at Niobec is transformed into ferroniobium grading 66% niobium using an aluminothermic converter. Ferroniobium is added to steel as a micro-alloy element to improve its mechanical properties and corrosion resistance.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C", trade on the TSX.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the incorporation of the full operatorship of the Niobec mine into Cambior's activities (including forward-looking statements relating to the Niobec mine itself, its reserves and niobium world markets) and those statements relating to the implementation of the innovation and continuous improvement approach and the potential increase in productivity at the Niobec mine in the medium. Forward-looking statements express, as at the date of this press release, Cambior's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements; also, there is no warranty that all conditions precedent to the closing of the merger transaction will be fulfilled. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of niobium, mining industry risks, risks associated with mining operations, environmental risks and hazards, uncertainty as to estimation of mineral reserves, and other risks referred to in Cambior's 2003 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC.	SEQUOIA MINERALS INC.
Robert Lavallière	Jacques Bonneau
Manager - Investor Relations	President and Chief Executive Officer
Tel. : (450) 677-2699	Pierre Labbé
Fax : (450) 677- 3382	Vice President - Finance
Email: info@cambior.com	Tel. : (418) 694-1123
Internet : www.cambior.com	Fax : (418) 694-0331
Email: mail@sequoia.bz
Internet : www.sequoiaminerals.com

PR-2004-13